

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2022

Kevin J. Mitchell
Chief Financial Officer
Phillips 66
2331 CityWest Boulevard
Houston, TX 77042

      Re: Phillips 66
          Form 10-K for the Year Ended December 31, 2020
          Filed February 24, 2021
          File No. 001-35349

Dear Mr. Mitchell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Energy & Transportation